Robert Colescott
(b. 1925 - 2009)



60% Progress

We believe our private acquisition of this painting came at an attractive price as compared to recent similar sales. Each piece is unique, but all of which have fetched higher prices than our initial offering size.

INVESTMENT THESIS

Initial Offering Price
$333,000

Offering Circular
sec.gov

Similar Auction Sales | Record Price



$0.5m
$0.4m
$0.3m
$0.2m
$0.1m
$0.0m
96
00
04
08
12
16
20
24

Important Collectors and Museums

Brooklyn Museum
New York, NY

George Lucas & Mellody Hobson
Film, Business, Philanthro

Price Appreciation of Similar Works
12.5%

Sharpe Ratio (1995-2020) watch video

Robert Colescott	Not enough data
S&P 500	0.53

INVEST NOW

Robert Colescott
(b. 1925 - 2009)

Why we like this offering

1. **High Record Price:** In 2021, Colescott's painting George Washington Carver Crossing the Delaware: Page from an American History Textbook sold for $15.3 million at Sotheby's.
2. **Trailblazing Artist:** In 1997, Colescott became the first African American artist to represent the United States with a solo show at the Venice Biennale.
3. **Museum Prestige:** Colescott's work is in 45 permanent museum collections worldwide, including the Met, the MoMA, the National Gallery of Art, and the Whitney.
4. **Similar Sale Appreciation:** Each painting is unique, but a similar work to our painting has seen consistent appreciation across multiple sales, selling $18k in '96, $150k in '18, and $483k in '21. Overall, similar works have appreciated at a rate of 12.5% from 1996 to 2024.
5. **Competitive Price:** The last three similar paintings that sold at auction all fetched higher prices than our initial offering size: $378k ('24), $453k ('24), and $358k ('22).
6. **Recent Reclamation:** Colescott's irreverent and categorically non-commercial paintings delayed his reach in the secondary market, but his market has begun to expand, with multiple $1M+ sales since 2021.

*Record work (George Washington Carver Crossing the Delaware: Page from an American History Textbook) not included in set of similar sales to Live Offering (Masterworks 473)

*Masterworks can only make sales after an offering statement has been filed, and "qualified" by, the SEC. As such, no offer consideration is currently being solicited or accepted and any such offers may be revoked before notice of SEC qualification. Indications of interest involve no obligation. For more information visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Artist Metrics

2024 Total Auction Sales	2024 Auction Lots Sold	All Time Record Price
$785,230	6	$13,100,000

Turnover by Year



14.2M
10.6M
7.1M
3.5M
13 14 15 16 17 18 19 20 21 22 23 24

Lots Auctioned

Sold Unsold



15
11.25
7.5
3.75
13 14 15 16 17 18 19 20 21 22 23 24

Initial Offering Price	**$333,000**
Offering Circular	sec.gov/edgar

Painting



About Robert Colescott

Robert Colescott (b. 1925, Oakland, CA; d. 2009, Tucson, AZ) was a groundbreaking figurative painter who drew from Modern Western art history to interrogate racial injustice and contemporary culture through humor and stereotypes. His sartorial depictions of American popular culture place him in the pantheon of Pop artists, despite his rejection of the movement. In 1997, Colescott became the first African American artist to represent the United States in a solo exhibition at the Venice Biennale. In 2019, the Contemporary Arts Center in Cincinnati organized a major retrospective of his work, which traveled to the New Museum in New York in 2021. Colescott's irreverent and categorically non-commercial approach to narrative painting delayed his reach in the secondary market, but his market is swiftly correcting itself with four auction records from 2023 achieving an excess of 3 million dollars.

ROBERT COLESCOTT

b. 1925 - d. 2009, UNITED STATES



$333,000

INITIAL OFFERING

12.5%

ANNUAL APPRECIATION OF SIMILAR WORKS (2015-2022)[1,2]

26.4%

RECORD PRICE APPRECIATION[3]

Acrylic on canvas | 84 × 65 in.

Colescott was a groundbreaking post-war figurative painter who drew from Modern Western art history to interrogate racial injustice and post-war culture through humor and stereotypes.

The Artwork is a prime example of Robert Colescott's irreverent and socially engaged narrative paintings. The blonde woman in the Artwork is a recurring character in Robert Colescott's work, who symbolizes colonizing forces and western beauty ideals. The blonde, pin-up trope is also more broadly a popular motif in Pop Art. The Artwork is particularly compelling when considering Robert Colescott's association with Pop Art. Although Colescott's sartorial paintings lack the "coolness" traditionally associated with Pop Art, critics have described his ironic depictions of popular culture as Pop since the 1970s. In this Artwork, he alludes to the 1950s housewife and pin-up tropes, crime magazines and detective stories, and comic books. The Artwork is a large-scale, vertically-oriented narrative canvas painting of a blonde woman in her kitchen on the phone. She appears caught off guard wears her hair in curlers and is dressed in a pink robe and slippers and appears caught off guard with her hand on her chest. In the top right corner, a separate vignette features an anonymous person wearing a trench coat and a fedora over their eyes and a trench coat, also holding a telephone to their ear. Robert Colescott is best known for his paintings from the 1970s in conversation with art history. The Artwork's reference to detective stories calls to mind René Magritte's The Menaced Assassin, 1927, and the domestic setting calls to mind Tom Wesselmann's Great American Nude series from the 1960s. Auction records for artworks similar in scale, style, and period are led by Green Glove Rapist (1971), which sold for $486,747 (HKD 3,780,000) at Sotheby's Hong Kong on April 19, 2021, followed by Pancho Villa (1971), which sold for $453,600 at Christie's New York on May 17, 2024, and Magic Act II (1971), which sold for $378,000 at Christie's New York on November 22, 2024..

The Estate of Robert Colescott is represented worldwide by Blum Gallery. In 2019, the Contemporary Arts Center in Cincinnati organized a major retrospective of his work, which traveled to the New Museum in 2021. His works are also held in the permanent collections of prestigious institutions internationally, including the American Research Center in Egypt, the Baltimore Museum of Art, the Brooklyn Museum of Art in New York, the Hirshhorn Museum & Sculpture Garden in Washington, D.C., the Los Angeles County Museum of Art, the Metropolitan Museum of Art in New York, the Museum of Fine Arts in Boston, the Museum of Modern Art in New York, the National Gallery of Art in Washington, D.C., the Pinault Collection in Paris, and the Whitney Museum of American Art in New York, among many others. Despite robust institutional support, Colescott's irreverent and categorically non-commercial approach to narrative painting delayed his reach in the secondary market. His market is swiftly correcting itself, however, with four auction records from 2023 achieving an excess of 3 million dollars. Colescott's auction records are led by George Washington Carver Crossing the Delaware: Page from an American History Textbook (1975), which sold for $15,315,900 at Sotheby's New York on May 12, 2021, followed by Miss Liberty (1980), which sold for $4,500,375 at Bonhams in Los Angeles on February 17, 2023, and Eat dem Taters (1975), which sold for $3,922,000 at Christie's New York on November 7, 2023.

COLESCOTT'S AUCTION RECORDS ARE LED BY GEORGE WASHINGTON CARVER CROSSING THE DELAWARE: PAGE FROM AN AMERICAN HISTORY TEXTBOOK (1975), WHICH SOLD FOR $15,315,900 AT SOTHEBY'S NEW YORK ON MAY 12, 2021, FOLLOWED BY MISS LIBERTY (1980), WHICH SOLD FOR $4,500,375 AT BONHAMS IN LOS ANGELES ON FEBRUARY 17, 2023, AND EAT DEM TATERS (1975), WHICH SOLD FOR $3,922,000 AT CHRISTIE'S NEW YORK ON NOVEMBER 7, 2023.

AUCTION RESULTS FOR SIMILAR WORKS [1,2]


486746
453600
378000
352800
275000
150000
93600
20315
18400
1/1/2000
1/1/2005
1/1/2010
1/1/2015
1/1/2020
1/1/2025
Implied Historical Growth

Robert Colescott (b. 1925, Oakland, CA; d. 2009, Tucson, AZ) was a groundbreaking post-war figurative painter who drew from Modern Western art history to interrogate racial injustice and post-war culture through humor and stereotypes. Born to jazz musicians who migrated from New Orleans to Oakland, Colescott grew up in a creative household that encouraged his artistic pursuits. After he was drafted and served in the U.S. Army during World War II, he pursued bachelor's and master's degrees in fine art at the University of California, Berkeley, between 1949 and 1952. In 1949, he briefly returned to Europe to study under the world-renowned French Modernist Fernand Léger in Paris. Colescott also drew inspiration from the flourishing Bay Area Figurative Movement of the 1950s, which provided an alternate figurative approach to contemporary American art from the dominant Abstract Expressionist movement on the East Coast. In addition to his prolific career as an artist, Colescott taught art at Portland State University, Cal State, Stanislaus, UC Berkeley, San Francisco Art Institute, and the University of Arizona. He spent his sabbatical at the American Research Center in Cairo, Egypt, and returned as the first visiting professor at American University's Cairo location. Although he was forced to leave during the Six-Day War in 1967, Egypt became an important influence on the artist's later paintings. The 1970s resulted in some of Colescott's most iconic works, like George Washington Crossing the Delaware: Page from an American History Textbook (1975), which replaces Emanuel Leutze's 19th-century masterpiece with Black figures who embody various forms of racist discrimination throughout American history. In 1987, the San Jose Museum of Art mounted the artist's first museum retrospective, which traveled to nine venues, including the Seattle Museum of Art, the Baltimore Museum of Art, and the New Museum in New York. In 1997, Colescott became the first African American artist to represent the United States in a solo exhibition at the Venice Biennale. He has also entered the canon of Pop Artists for his parodies of contemporary cultural stereotypes and products and paved the way for a generation of contemporary artists dedicated to racial justice through the appropriation of stereotypes, including Kara Walker and Michael Ray Charles. Colescott passed away in 2009 in Tucson, Arizona.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Robert Colescott with the following criteria: 1970s works on canvas that measure between 40 inches by 40 inches and 90 inches by 90 inches, the set excludes works with horizontal composition. The set excludes Miscegenation (1975) for quality. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Robert Colescott have a record price compound annual growth rate ("CAGR") of 26.4% from May 8, 1996 to December 31, 2024. This calculation is based on (i) a record price of $16,000 on May 8, 1996, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $13,100,000, the most recent record price as of June 30, 2024, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

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